AMENDMENT NO. 3 TO

BYLAWS

OF

FINANCIAL INVESTORS TRUST

In accordance with Article XII (Amendments) of the Revised Bylaws of Financial Investors Trust (the “Bylaws”), a Delaware business trust, the Bylaws are hereby amended as follows:

Article II (Officers and Their Election), Section 2 (Election of Officers) of the Bylaws is deleted in its entirety and replaced with the following:

“ELECTION OF OFFICERS

SECTION 2. The President, Treasurer and Secretary shall be chosen by the Trustees. Two or more offices may be held by a single person except the offices of President and Secretary. Subject to the provisions of Section 12 hereof, the President, the Treasurer and the Secretary shall each hold office until their successors are chosen and qualified and all other officers shall hold office at the pleasure of the Trustees.”

This amendment is effective as of September 13, 2022.